Exhibit 4.3

DESCRIPTION OF THE REGISTRANT’S SECURITIES

REGISTERED PURSUANT TO SECTION 12 OF THE

SECURITIES EXCHANGE ACT OF 1934

As of the end of the period covered by the most recent Annual Report on Form 10-K of GCI Liberty, Inc. (the “Registrant”), the following securities of the Registrant were registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”): (1) Series A GCI Group common stock, par value $0.01 per share (the “Series A GCI Group common stock”), and (2) Series C GCI Group common stock, par value $0.01 per share (the “Series C GCI Group common stock”).

Description of Registrant’s Common Stock

The following description of the Registrant’s Series A GCI Group common stock and Series C GCI Group common stock is a summary and does not purport to be complete. It is subject to and qualified in its entirety by reference to the Registrant’s Amended and Restated Articles of Incorporation (the “charter”), which is an exhibit to this Annual Report on Form 10-K and is incorporated by reference herein. We encourage you to read the charter and the applicable provisions of Chapter 78 of the Nevada Revised Statutes (the “NRS”) for additional information.

Authorized Capital Stock

The Registrant is authorized to issue up to 203.75 million shares of GCI Group common stock (as defined below), of which 100 million shares are designated Series A GCI Group common stock, 3.75 million shares are designated Series B GCI Group common stock, par value $0.01 per share, and 100 million shares are designated Series C GCI Group common stock (together with the Series A GCI Group common stock and the Series B GCI Group common stock, the “GCI Group common stock”).

Further, the Registrant is authorized to issue up to 353.75 million shares of Ventures Group common stock, of which 100 million shares are designated Series A Ventures Group common stock, par value $0.01 per share, 3.75 million shares are designated Series B Ventures Group common stock, par value $0.01 per share, and 250 million  shares are designated Series C Ventures Group common stock, par value $0.01 per share (together with the Series A Ventures Group common stock and Series B Ventures Group common stock, the “Ventures Group common stock”).

Any discussion in this summary that reflects the existence of the Ventures group (as such term is defined in Article IV, Section A.2.(i) of the charter), unless the context otherwise indicates, assumes Ventures Group common stock has been issued. Further, where one or more series of GCI Group common stock is discussed in relation to one or more series of Ventures Group common stock (whether with respect to securities distributions, conversions, redemptions, intergroup interests or otherwise), the equivalent will be true with respect to the Ventures Group common stock in relation to the GCI Group common stock.

Voting Rights

Holders of Series A GCI Group common stock are entitled to one vote for each share of such stock held and holders of Series B GCI Group common stock are entitled to ten votes for each share of such stock held on all matters submitted to a vote of stockholders. Holders of Series C GCI Group common stock are not entitled to any voting powers (including with respect to any class votes taken in accordance with the terms of the charter), except as otherwise required by Nevada law. When so required, holders of Series C GCI Group common stock will be entitled to 1/100th of a vote for each share of such stock held.

The charter imposes supermajority voting requirements in connection with certain charter amendments and other extraordinary transactions that have not been approved by 75% of the directors then in office. When these requirements apply, the threshold vote required is 66 2/3% of the aggregate voting power of the then outstanding securities, voting together as a single class.

Dividends and Other Distributions

Subject to the terms of any series of preferred stock, the Registrant is permitted to pay dividends and other distributions on its common stock out of the lesser of its assets legally available for the payment of dividends and other distributions under Nevada law and the “GCI Group Available Dividend Amount” (as such term is defined in the charter). If dividends are paid on any series of common stock, an equal per share dividend will be concurrently paid on the other series of common stock.

If dividends are paid on any series of GCI Group common stock, an equal per share dividend will be concurrently paid on the other series of GCI Group common stock.

The Registrant is permitted to make (i) share distributions of (A) Series C GCI Group common stock to holders of all series of GCI Group common stock, on an equal per share basis; and (B) Series A GCI Group common stock to holders of Series A GCI Group common stock, Series B GCI Group common stock to holders of Series B GCI Group common stock and Series C GCI Group common stock to holders of Series C GCI Group common stock, in each case, on an equal per share basis and subject to certain limitations; and (ii) share distributions of (A) Series C Ventures Group common stock to holders of all series of GCI Group common stock, on an equal per share basis, subject to certain limitations; and (B) Series A Ventures Group common stock to holders of Series A GCI Group common stock, Series B Ventures Group common stock to holders of Series B GCI Group common stock and Series C Ventures Group common stock to holders of Series C GCI Group common stock, in each case, on an equal per share basis and subject to certain limitations; and (iii) share distributions of any other class or series of the Registrant’s securities or the securities of any other person to holders of all series of GCI Group common stock, on an equal per share basis, subject to certain limitations.

Conversion at Option of Holder

Each share of Series B GCI Group common stock is convertible, at the option of the holder, into one share of Series A GCI Group common stock.  Shares of Series A GCI Group common stock and Series C GCI Group common stock are not convertible at the option of the holder.

Conversion at Option of Issuer

The Registrant can convert each share of Series A GCI Group common stock, Series B GCI Group common stock and Series C GCI Group common stock into a number of shares of the corresponding series of Ventures Group common stock at a ratio based on the relative trading prices of Series C GCI Group common stock (or another series of GCI Group common stock subject to certain limitations) and Series C Ventures Group common stock (or another series of Ventures Group common stock, subject to certain limitations) over a specified 20-trading day period.

Optional Redemption for Stock of a Subsidiary

The Registrant may redeem outstanding shares of GCI Group common stock for shares of common stock of a subsidiary that holds assets and liabilities attributed to the GCI Group (as defined in the charter) (and may or may not hold assets and liabilities attributed to the Ventures Group (as defined in the charter)), provided that the Registrant’s board seeks and receives the approval to such redemption of holders of a majority of the aggregate voting power of the outstanding GCI Group common stock, voting together as a separate class.

If the Registrant were to effect a redemption as described above with stock of a subsidiary that also holds assets and liabilities of the Ventures Group, shares of Ventures Group common stock shall also be redeemed in exchange for shares of that subsidiary, and the entire redemption would be subject to the voting rights of the holders of GCI Group common stock described above as well as the separate class vote of the holders of Ventures Group common stock, as the case may be.

Mandatory Dividend, Redemption and Conversion Rights on Disposition of Assets

If the Registrant disposes, in one transaction or series of transactions, of all or substantially all of the assets of the GCI Group, it is required to choose one of the following four alternatives, unless the Registrant’s board obtains the requisite approval of the holders of Series A GCI Group common stock and Series B GCI Group common stock not to take such action or the disposition otherwise qualifies as an exempt disposition (as described below) (in which case the Registrant will not be required to take any of the following actions):

●pay a dividend to holders of GCI Group common stock out of the available net proceeds of such disposition; or
●if there are legally sufficient assets and the “GCI Group Available Dividend Amount” (as such term is defined in Article IV, Section A.2.(i) of the charter) would have been sufficient to pay a dividend, then:  (i) if the disposition involves all of the properties and assets of the GCI Group, redeem all outstanding shares of GCI Group common stock in exchange for cash and/or securities or other assets with a fair value equal to the available net proceeds of such disposition, or (ii) if the disposition involves substantially all (but not all) of the properties and assets of the GCI Group, redeem a portion of the outstanding shares of GCI Group common stock in exchange for cash and/or securities or other assets with a fair value equal to the available net proceeds of such disposition; or
●convert each outstanding share of each series of GCI Group common stock into a number of shares of the corresponding series of Ventures Group common stock at a specified premium; or
●combine a conversion of a portion of the outstanding shares of GCI Group common stock into a number of shares of the corresponding series of Ventures Group common stock with either the payment of a dividend on or a redemption of shares of GCI Group common stock, subject to certain limitations.

Pursuant to the charter, an exempt disposition includes the following with respect to each tracking stock group:

●the disposition of all or substantially all of the Registrant’s assets in one transaction or series of related transactions in connection with the liquidation, dissolution or winding up of the Registrant;
●a dividend, other distribution or redemption in accordance with the charter;
●a group disposition to one or more persons that following the group disposition, the Registrant controls;
●a group disposition in connection with any disposition of all or substantially all of the assets of such tracking stock group in which the Registrant receives as proceeds of such disposition primarily capital stock or other equity securities of the purchaser, acquiror or third party issuer, if a significant portion of the business of such purchaser, acquiror or third party issuer is engaged or proposes to engage consists of one or more businesses similar or complementary to the businesses attributable to such group prior to such disposition, as determined in good faith by the Registrant’s board; or
●a group disposition as to which the Registrant’s board obtains the requisite approval of the applicable voting stockholders to classify such group disposition as an exempt disposition.

Intergroup Interest

From time to time, the Registrant’s board may determine to create an intergroup interest in the GCI Group in favor of the Ventures Group, subject to the terms of the charter and applicable Nevada law.  Upon the effectiveness of the charter, no intergroup interests will exist.

If the GCI Group has an intergroup interest in the Ventures group at such time as any extraordinary action is taken with respect to the Ventures Group common stock (such as the payment of a dividend, a share distribution, the redemption of such stock for stock of a subsidiary or an action required to be taken in connection with a disposition of all or substantially all of the Ventures Group assets), the Registrant’s board will consider what actions are required, or permitted, to be taken under the charter with respect to the GCI Group intergroup interest in the Ventures Group.  For example, in some instances, the Registrant’s board may determine that a portion of the aggregate consideration that is available for distribution to holders of Ventures Group common stock must be allocated to the GCI Group to compensate the GCI Group on a pro rata basis for its interest in the Ventures Group.  All such board determinations will be made in accordance with the charter and applicable Nevada law.

Liquidation

Upon the Registrant’s liquidation, dissolution or winding up, whether voluntary or involuntary, the holders of shares of GCI Group common stock will be entitled to receive in respect of such stock their proportionate interests in the Registrant’s assets, if any, remaining for distribution to holders of common stock (regardless of the group to which such assets are then attributed) in proportion to their respective number of liquidation units per share.

Each share of GCI Group common stock will have one liquidation unit.  From and after the first date following the distribution date that shares of Ventures Group common stock have been issued and are outstanding (the “Ventures issuance date”), each share of Ventures Group common stock will have a number of liquidation units (including a fraction of one liquidation unit) equal to the amount (calculated to five decimal places) obtained (I) if the Ventures Group common stock is issued in connection with a transaction (including, without limitation, a share distribution, dividend or redemption) resulting in the Ventures Group Reference Share (as defined in the charter) being publicly traded following the Ventures issuance date, by dividing (x) the average of the daily volume weighted average trading prices of the Ventures Group Reference Shares over the 20-trading day period commencing on (and including) the first trading day on which the Ventures Group Reference Shares trade in the “regular way” market by (y) the average of the daily volume weighted average trading prices of the GCI Group Reference Share (as defined in the charter) over the 20-trading day period referenced in clause (x) or (II) if clause (I) is not applicable because the Ventures Group Reference Shares are not publicly traded following the Ventures issuance date, by dividing (x) the fair value of a share of Ventures Group common stock as of the Ventures issuance date by (y) the average of the daily volume weighted average trading prices of the GCI Group Reference Share over the 20-day trading day period commencing on (and including) the Ventures issuance date.  After the initial determination of the number of liquidation units applicable to the Ventures Group common stock, the number of liquidation units per share of GCI Group common stock or Ventures Group common stock is subject to adjustment for certain anti-dilutive events.

Other Provisions of the Registrant’s Articles of Incorporation

Authorized Share Capital

The Registrant’s authorized capital stock consists of 607.5 million shares, of which 557.5 million shares are designated common stock, par value $0.01 per share (the “common stock”), and 50 million shares are designated preferred stock, par value $0.01 per share (the “preferred stock”) (which class is issuable in series as described below).

With respect to the preferred stock, 10,000 shares are designated 12% Series A Cumulative Redeemable Non-Voting Preferred Stock, par value $0.01 per share, and 49.99 million shares are undesignated as to series. We encourage you to read the Registrant’s Certificate of Designations of 12% Series A Cumulative Redeemable Non-Voting Preferred Stock for additional information.

Preferred Stock

The charter authorizes the Registrant’s board to establish one or more series of preferred stock and to determine, with respect to any series of preferred stock, the terms and rights of the series, including:

●the designation of the series;
●the number of authorized shares of the series, which number the Registrant’s board may subsequently increase or decrease but not below the number of such shares of such series of preferred stock then outstanding;
●the dividend rate or amounts, if any, and, in the case of cumulative dividends, the date or dates from which dividends on all shares of the series will be cumulative and the relative preferences or rights of priority or participation with respect to such dividends;
●the rights of the series in the event of the Registrant’s voluntary or involuntary liquidation, dissolution or winding up and the relative preferences or rights of priority of payment;

●the rights, if any, of holders of the series to convert into or exchange for other classes or series of stock or indebtedness and the terms and conditions of any such conversion or exchange, including provision for adjustments within the discretion of the Registrant’s board;
●the voting power, if any, of the series;
●the terms and conditions, if any, for the Registrant to purchase or redeem the shares of the series; and
●any other relative rights, preferences, restrictions and limitations of the series.

The Registrant believes that the ability of the Registrant’s board to issue one or more series of its preferred stock provides it with flexibility in structuring possible future financings and acquisitions and in meeting other corporate needs that might arise. The authorized shares of preferred stock, as well as shares of common stock, will be available for issuance without further action by stockholders, unless such action is required by applicable law or the rules of any stock exchange or automatic quotation system on which the Registrant’s securities may be listed or traded.

The Registrant may issue a series of preferred stock that could, depending on the terms of such series, impede the completion of a merger, tender offer or other takeover attempt. The board will determine whether to issue such shares based upon its judgment as to the best interests of the Registrant. The board, in so acting, may issue preferred stock having terms that could discourage an acquisition attempt through which an acquirer may be able to change the composition of the board, including a tender offer or other transaction that some, or a majority, of stockholders might believe to be in their best interests or in which stockholders might receive a premium for their stock over the then-current market price of the stock.

Board of Directors

The charter provides that, subject to any rights of the holders of any series of preferred stock to elect additional directors, the number of directors will not be less than three and the exact number will be fixed from time to time by a resolution of the Registrant’s board.  The members of the Registrant’s board, other than those who may be elected by holders of any preferred stock, are divided into three classes.  Each class consists, as nearly as possible, of a number of directors equal to one-third of the then authorized number of board members.

The initial term of office of the Class I directors expires at the first annual meeting of stockholders held following the spin-off. The initial term of office of the Class II directors expires at the second annual meeting of stockholders held following the spin-off. The initial term of office of the Class III directors expires at the third annual meeting of stockholders held following the spin-off.

At each annual meeting of stockholders, the successors of the class of directors whose term expires at that meeting will be elected to hold office for a term expiring at the annual meeting of stockholders held in the third year following the year of their election. The directors of each class will hold office until their respective successors are elected and qualified or until such director’s earlier death, resignation or removal.

The charter provides that, subject to the rights of the holders of any series of preferred stock, directors may be removed from office upon the affirmative vote of the holders of at least 66 2/3% of the aggregate voting power of the Registrant’s capital stock generally entitled to vote upon all matters submitted to stockholders, voting together as a single class.

The charter provides that, subject to the rights of the holders of any series of preferred stock, vacancies on the Registrant’s board resulting from death, resignation, removal, disqualification or other cause, and newly created directorships resulting from any increase in the number of directors on the Registrant’s board, will be filled only by the affirmative vote of a majority of the remaining directors then in office (even though less than a quorum) or by the sole remaining director. Any director so elected will hold office for the remainder of the full term of the class of directors in which the vacancy occurred or to which the new directorship is apportioned, and until that director’s successor will have been elected and qualified or until such director’s earlier death, resignation or removal. No decrease in the number of directors constituting the Registrant’s board will shorten the term of any incumbent director, except as may be provided in any certificate of designation with respect to a series of preferred stock with respect to any additional director elected by the holders of that series of preferred stock.

These provisions, in addition to our classified board provisions described above, would preclude a stockholder or group of stockholders holding a majority of the voting power of the Registrant from removing incumbent directors and simultaneously gaining control of the Registrant’s board by filling the vacancies created by removal with its own nominees as it would take at least two elections of directors for any individual or group to do so. Accordingly, these provisions could discourage a third-party from initiating a proxy contest, making a tender offer or otherwise attempting to gain control of the Registrant.

Limitation on Liability and Indemnification of Directors and Officers

Under the NRS, unless otherwise provided in the articles of incorporation or pursuant to certain statutory exceptions, a director or officer is not individually liable to the corporation or its stockholders or creditors for damages as a result of any act or failure to act in his or her capacity as a director or officer unless a statutory presumption that such person acted in good faith, on an informed basis and with a view to the interests of the corporation has been rebutted and it is proven that (i) the director’s or officer’s act or failure to act constituted a breach of  fiduciary duties as a director or officer and (ii) such breach involved intentional misconduct, fraud or a knowing violation of law. The charter provides that, to the fullest extent permitted by Nevada law, the Registrant’s directors and officers will not be individually liable to the Registrant or any of its stockholders or creditors for damages as a result of any act or failure to act in his or her capacity as a director or officer. The charter and the Registrant’s bylaws provide that, to the fullest extent permitted by applicable law, the Registrant will indemnify any person who was or is a party or is threatened to be made a party or is otherwise involved in any investigation, threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that the person, or a person for whom such person is the legal representative, is or was a director or officer of the Registrant, or is or was serving at the request of the Registrant as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, including service with respect to nonprofit entities or employee benefit plans, against all expenses, including reasonable attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with the investigation, action, suit or proceeding.

The NRS provides that a corporation shall indemnify any person who is or was a director, officer, employee or agent, to the extent that such person is successful on the merits or otherwise in defense of any threatened, pending or completed action, suit or proceeding, or claim, issue or matter therein, referred to in that subsection against expenses actually and reasonably incurred by the person in connection with defending the action, including, without limitation, attorneys’ fees. Unless otherwise restricted by the articles of incorporation, the bylaws or an agreement made by the corporation, the corporation may pay the expenses of officers and directors incurred in defending a civil or criminal action, suit or proceeding as they are incurred and in advance of the final disposition thereof, upon receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that the director or officer is not entitled to be indemnified by the corporation. The articles of incorporation, the bylaws or an agreement made by the corporation may require the corporation to pay such expenses upon receipt of such an undertaking. The bylaws of the Registrant require the Registrant to reimburse or advance to any director, officer or other person entitled to indemnification the funds necessary for the payment of expenses, including attorneys’ fees, incurred in connection with any proceeding, in advance of the final disposition thereof upon receipt of an undertaking to repay the amounts advanced if it is ultimately determined by final judicial decision from which there is no further right of appeal that such individual is not entitled to be indemnified for such expenses.

No Stockholder Action by Written Consent; Special Meetings

The charter provides that (except as otherwise provided in the terms of any series of preferred stock), any action required to be taken, or which may be taken, at any annual meeting or special meeting of stockholders may not be taken without a meeting and may not be effected by any consent in writing by such holders. Except as otherwise required by law and subject to the rights of the holders of any series of the Registrant’s preferred stock, special meetings of the Registrant’s stockholders for any purpose or purposes may be called only by its Secretary (i) upon the written request of the holders of not less than 66 2/3% of the aggregate voting power of the Registrant’s capital stock generally entitled to vote upon all matters submitted to stockholders, or (ii) at the request of at least 75% of the members of the Registrant’s board then in office.

Amendments

The charter goes beyond the minimum Nevada statutory requirement that amendments to articles of incorporation require the approval by stockholders holding shares in the corporation representing at least a majority of the voting power and, as permitted by the NRS, provides that, subject to the rights of the holders of any series of its preferred stock, the affirmative vote of the holders of at least 66 2/3% of the aggregate voting power of the Registrant’s outstanding capital stock generally entitled to vote upon all matters submitted to stockholders, voting together as a single class, is required to adopt, amend or repeal any provision of the charter or to add or insert any provision therein, provided, that the foregoing enhanced voting requirement will not apply to any adoption, amendment, repeal, addition or insertion (i) as to which the laws of the State of Nevada, as then in effect, do not require the consent of the Registrant’s stockholders or (ii) which has been approved by at least 75% of the members of the Registrant’s board then in office, in which case the minimum voting standard for amendments to articles under the NRS of at least a majority of the voting power will apply.

The charter further provides that the affirmative vote of the holders of at least 66 2/3% of the aggregate voting power of its outstanding capital stock generally entitled to vote upon all matters submitted to its stockholders, voting together as a single class, is required to adopt, amend or repeal any provision of its bylaws, provided that the foregoing enhanced voting requirement will not apply to (and no stockholder approval will be required for) any adoption, amendment or repeal approved by the affirmative vote of not less than 75% of the members of the Registrant’s board then in office.

Supermajority Voting Provisions

In addition to the voting provisions discussed above, the charter provides that, subject to the rights of the holders of any series of its preferred stock, an enhanced requirement of the affirmative vote of the holders of at least 66 2/3% of the aggregate voting power of its outstanding capital stock generally entitled to vote upon all matters submitted to its stockholders, voting together as a single class, is required for:

●	the merger or consolidation of the Registrant with or into any other corporation, provided, that the foregoing enhanced voting requirement will not apply to any such merger or consolidation (1) as to which the laws of the State of Nevada, as then in effect, do not require the vote of the Registrant’s stockholders, or (2) that at least 75% of the members of the Registrant’s board then in office have approved;
●	the sale, lease or exchange of all, or substantially all, of the Registrant’s assets, provided, that the foregoing enhanced voting requirement will not apply to any such sale, lease or exchange that at least 75% of the members of the Registrant’s board then in office have approved; or
●	the dissolution of the Registrant, provided, that the foregoing enhanced voting requirement will not apply to such dissolution if at least 75% of the members of the Registrant’s board then in office have approved such dissolution.

Where the enhanced voting requirement does not apply, stockholder approval will be as required by the NRS (generally, approval by a majority of the voting power of the stockholders, subject to voting rights of classes or series of stock).

Anti-Takeover Provisions

NRS 78.411 through 78.444 (the “Nevada Combinations Statute”) prohibit certain “combinations,” and NRS 78.378 through 78.3793, inclusive (the “Nevada Control Share Statute”) prohibit certain persons who acquire a controlling interest in a corporation from exercising voting rights of any “control shares,” in each case subject to certain exceptions. The Registrant has elected not to be governed by the Nevada Combination Statute and has opted out of the provisions of the Nevada Control Share Statute in the charter, as currently in effect.